Exhibit 99.3

AGM Group Announces First Half 2022 Unaudited Financial Results

with Record Revenue and Profitability

1H2022 Revenue of $113.6 million, up 209.5% sequentially

1H2022 Net Income of $14.4 million, up 313.6% sequentially

BEIJING, China, December 19, 2022 /PRNewswire/ —AGM Group Holdings Inc. (“AGMH” or the “Company”) (NASDAQ: AGMH), an integrated technology company focusing on providing fintech software services and producing high-performance hardware and computing equipment, today announced its unaudited financial results for the first half year ended June 30, 2022.

First Half 2022 Operating and Financial Highlights

●	Total computing power delivered was approximately 985,688 TH/S, compared to 440,000 TH/S in the second half of 2021.

●	Total revenues were $113.6 million, up 209.5% from $36.7 million in the second half of 2021.

●	Gross profit was $21.6 million, up 227.3% from $6.6 million in the second half of 2021.

●	Net income was $14.6 million, up 313.6% from $3.5 million in the second half of 2021.

Mr. Chenjun Li, Chairman and Co-Chief Executive Officer of the Company, commented, “We have experienced challenging time and market volatility in the first half of 2022, under the combined adverse effects of the Bitcoin price downward trajectory and the COVID-19 lockdown in China. These disruptions are also forcing customers to be more selective of competitive technology in boosting their innovation and productivity, which is the driving momentum in the continued sales of our advanced mining machines, resulting in total revenue more than tripled from US$36.7 million in the second half of 2021 to US$113.6 million in the first half of 2022. These results demonstrate the success and the sustainability of our business strategy and execution, as we continue to expand our customer base and improve supply chain capabilities. Looking into the future, we will focus on expansion opportunities, technological innovation, and product portfolio. We remain confident that our endeavors in broadening business scope and responsive adaption to advanced technologies will sustain our growth trajectory in the ever-evolving cryptocurrency mining market.”

Mr. Steven Sim, Chief Financial Officer of the Company, stated, “During the first half of 2022, despite the COVID-19 containment lockdown in China and the overall significant price drop within the Bitcoin market, we delivered a record total revenue of US$113.6 million and net profitability of US$14.6 million, representing sequential growths of 209.5% and 313.6% respectively, as well as a profit margin of 19%, which is the highest we have ever achieved in the history of AGMH. These results are strong testament to our capabilities in technology development and rapid business transformation. Moving forward, we will continue focusing on delivering mining machines, acquiring sound customers, and improving supply chain while expanding additional growth avenues.”

First Half 2022 Financial Results

Revenues

Total revenues were $113.6 million, representing an increase of 209.5% from $36.7 million in the second half of 2021. The increase was primarily due to the increased volume of cryptocurrency mining machines and computing equipment sold.

Cost of Revenues

Cost of revenues was $91.9 million, representing an increase of 205.2% from $30.1 million in the second half of 2021. The increase was mainly attributable to the increase in procurement costs for cryptocurrency mining machines and computing equipment.

Gross Profit

Gross profit was $21.6 million, compared to $6.6 million in the second half of 2021. The increase was primarily due to the substantial increase in revenues.

Operating expenses

Total operating expenses were $1.7 million, remain flat from $1.7 million in the second half of 2021.

●	Selling, general, and administrative expenses were $1.7 million, an increase of 4.3% from $1.6 million in the second half of 2021. The increase was primarily due to the higher professional service fees related to being a public-traded company.

●	Research and development expenses were nil, compared with $36,317 in the second half of 2021. The decrease was mainly due to the decrease in FinTech R&D. The Company has not invested in cryptocurrency mining machine R&D yet.

Income from operations

Income from operations was $19.9 million, compared to $4.9 million in the second half of 2021.

Other expenses

Total other expenses, net of other income was $0.2 million, compared to total other expenses, net of other income, of $3,996 in the second half of 2021.

Net income

Net income was $14.6 million, compared to net income of $3.5 million in the same half of 2021.

Earnings per share

Basic and diluted net income per common share were both $0.68.

Cash and cash equivalents

Cash and cash equivalent were $9.7 million as of June 30, 2022, compared to $18.4 million as of December 31, 2021.

About AGM Group Holdings Inc.

Incorporated in April 2015 and headquartered in Beijing, China, AGM Group Holdings Inc. (NASDAQ: AGMH) is an integrated technology company focusing on providing fintech software services and producing high-performance hardware and computing equipment. AGMH’s mission is to become one of the key participants and contributors in the global fintech and blockchain ecosystem. For more information, please visit www.agmprime.com.

Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

For more information, please contact:

In China:

At the Company:

Email: ir@agmprime.com

Seaquant Consulting

Mr. Roye Zhang

Email: roye@sea-quant.com

AGM GROUP HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in US$, except for number of shares)

	June 30,	December 31,
	2022	2021
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$9,652,146	$18,426,622
Accounts receivable, net	54,988,661	2,608,325
Inventories	3,565,417	22,433,140
Advances to suppliers	63,262,135	40,485,521
Prepayment and other current assets	3,117,680	2,926,425
Loan receivable from third parties	1,580,000	400,000
Due from related party	175,930	39,238
Total current assets	136,341,969	87,319,271
NON - CURRENT ASSETS:
Property and equipment, net	188,305	322,397
Construction in progress	394,805	-
Intangible assets, net	7,893	8,633
Operating lease right-of-use assets	187,800	241,554
Deferred tax assets	221,195	129,034
Total non - current assets	999,998	701,618
TOTAL ASSETS	$137,341,967	$88,020,889

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term borrowings	$-	$1,568,455
Accounts payable	42,169,789	14,116,569
Accrued expenses and other payables	12,062,493	3,597,440
Advances from customers	38,568,323	42,231,914
Due to related parties	8,972,893	1,215,573
Deferred government grant - current	37,046	38,111
Operating lease liabilities - current	24,655	51,239
Total current liabilities	101,835,199	62,819,301
NON - CURRENT LIABILITIES:
Deferred government grant - non current	121,927	147,812
Total non - current liabilities	121,927	147,812
TOTAL LIABILITIES	$101,957,126	$62,967,113

SHAREHOLDERS’ EQUITY:
Class A Ordinary Shares (200,000,000 shares authorized with par value of $0.001, 24,254,842 and 24,254,842 shares issued and outstanding as of June 30, 2022 and December 31, 2021, respectively)	$24,255	$24,255
Class B Ordinary Shares (200,000,000 shares authorized with par value of $0.001, 2,100,000 and 2,100,000 shares issued and outstanding as of June 30, 2022 and December 31, 2021, respectively)	2,100	2,100
Additional paid-in capital	26,010,366	26,010,366
Statutory reserves	348,131	63,659
Retained earnings/(Accumulated deficit)	12,822,783	(1,459,779)
Accumulated other comprehensive (loss)/income	(3,822,794)	413,175
Total shareholders’ equity	35,384,841	25,053,776
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$137,341,967	$88,020,889

AGM GROUP HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF OPEATIONS AND COMPREHENSIVE INCOME

(Amounts in US$, except for number of shares)

	For the Six Months Ended
	June 30,
	2022	2021
	(Unaudited)	(Unaudited)
Revenues
Revenues	$113,528,876	$-
Total Revenues	113,528,876	-
Cost of Revenues
Cost of revenues	(91,924,102)	-

Gross profit	21,604,774	-

Operating expenses
Selling, general & administrative expenses	1,675,355	480,495
Research and development expenses	-	22,505
Total operating expenses	1,675,355	503,000

Income/(Loss) from operations	19,929,419	(503,000)

Other income/(expenses)
Other income	22,983	177
Other expenses	(252,974)	(5,002)
Total other expenses	(229,991)	(4,825)

Income/(Loss) before provision of income taxes	19,699,428	(507,825)
Provision for income taxes expenses	(5,132,394)	-
Net income/(loss)	14,567,034	(507,825)

Comprehensive income/(loss)
Net income/(loss)	$14,567,034	$(507,825)
Other comprehensive loss	-	-
Foreign currency translation adjustment	(4,235,969)	(92,173)
Total comprehensive income/(loss)	$10,331,065	$(599,998)

Income/(Loss) earnings per common share
Net income/(loss) per common share - basic	$0.68	$(0.02)
Net income/(loss) per common share - diluted	$0.68	$(0.02)
Weighted average Class A ordinary shares outstanding, basic	21,491,291	21,356,290
Weighted average Class A ordinary shares outstanding, diluted	21,491,291	21,356,290

AGM GROUP HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in US$)

	For the Six Months Ended
	June 30,
	2022	2021
	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net income/(loss)	$14,567,034	$(507,825)

Adjustment to reconcile net income to net cash used in operating activities
Depreciation and amortization	211,435	8,283
Amortization of operating lease right-of-use asset	53,754	-
Other income	(22,009)	-
Changes in operating assets and liabilities:
Accounts receivable	(52,380,336)	-
Advances to suppliers	(22,776,614)	-
Prepayment and other current assets	(191,255)	2,498
Loan receivable from third parties	(1,180,000)	-
Inventories	18,867,723	-
Deferred tax assets	(92,161)	-
Accounts payable	28,053,220	(3,376)
Accrued expenses and other payables	8,465,054	152,233
Advances from customers	(3,663,591)	-
Deferred government grant	(4,941)	-
Operating lease liabilities	(26,584)	-
Net cash used in operating activities	(10,119,271)	(348,187)

Cash flows from investing activities
Purchase of property and equipment	(85,575)	-
Purchase of construction in progress	(394,805)	-
Net cash used in investing activities	(480,380)	-

Cash flows from financing activities
Proceeds from related parties	8,000,000	152,454
Repayment of short-term borrowings	(1,568,455)	-
Repayments to related parties	(2,086)	(9,707)
Net cash (used in)/provided by financing activities	6,429,459	142,747

Effect of exchange rate changes on cash and cash equivalents	(4,604,284)	1,845
Net change in cash and cash equivalents	(8,774,476)	(203,595)
Cash and cash equivalents, beginning of the year	18,426,622	664,605
Cash and cash equivalents, end of the year	$9,652,146	$461,010

Supplemental cash flow information
Interest paid	$7,198	$-
Income taxes paid	$29,900	$-
Non-cash investing and financing activities
Expense paid by related party	$-	$3,092